SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2002

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

1 Alexander Yanai Street
Petach-Tikva, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

INTERNET GOLD-GOLDEN LINES LTD.

6-K Items

1. Internet Gold-Golden Lines Ltd. Press Release dated May 9, 2002

ITEM 1

Thursday May 9, 7:04 am Eastern Time

Press Release

SOURCE: Internet Gold

Internet Gold Reports Continued Profitability Growth in 1Q2002

Third Consecutive Quarter of Increasing Profit and Cash Flow

TEL AVIV, Israel, May 9 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq: IGLD - news), today reported financial results for the first quarter of 2002. Net profit for the first quarter reached NIS 5.1 million (US$ 1.1 million) or NIS 0.28 (US$ 0.06) per share, compared with a net profit of NIS 2.1 million (US$ 0.47 million) for the quarter ended December 31, 2001, and compared to a net loss of NIS 11.7 million (US$ 2.6 million) or NIS 0.63 (US$ 0.15) per share for the same quarter last year.

Operating profit for the first quarter reached NIS 2.8 million (US$ 0.6 million) compared to an operating profit of NIS 2.0 million (US$ 0.44 million) for the quarter ended December 31, 2001, and compared to an operating loss of NIS 17.7 million (US$ 4.1 million) for the comparable period in 2001.

Net cash in the first quarter of 2002 increased by NIS 11.2 million (US$ 2.4 million) compared with an increase of NIS 6.3 million (US$ 1.4 million) in the previous quarter, and a decrease of NIS 3.1 million (US$ 0.8 million) in the first quarter of 2001. Approximately 60 percent of the increase in net cash in the first quarter of 2002 stems from operations.

Internet Gold CEO, Eli Holtzman, said today: "We are very pleased with this quarter's results. We successfully maintained the trend we previously embarked upon and managed to achieve consistent sequential improvement in our operating profit and cash flow for the third consecutive quarter. Our cash position is building up and we feel comfortable that this trend will continue, providing investors with the best evidence of our successful turnaround."

This quarter's results, for the first time, are not consolidated with the results of Gold Trade's, the company's e-Commerce subsidiary. Gold Trade's results are included in the company's financials on an equity basis. Excluding Gold Trade's revenues, Internet Gold revenues of NIS 43.6 million (US$ 9.3 million) in the first quarter of 2002 remained constant compared with its revenues of NIS 41.2 million (US$9.3 million) in the previous quarter.

During the first quarter, the company maintained its level of residential and SOHO subscribers, increased its number of business subscribers by six percent and doubled the number of its broadband subscribers.

Mr. Holtzman added: "This quarter's results prove once again that we can sustain our core Internet activity level while growing profitability. The advent of the cable companies as broadband infrastructure service providers, competing with ADSL services, has affected the demand for our broadband connectivity services favorably. The buildup of our broadband subscriber base contributes to the general trend of improving our subscriber quality and provides us with the foundation for future revenue growth and increased operating profit."

Selling and marketing expenses for the first quarter decreased from NIS 19.9 million (US$ 4.5 million) in the first quarter of 2001 to NIS 8.7 million (US$1.8 million) for the first quarter of 2002. General and administrative expenses decreased from NIS 14.8 million (US$ 3.3 million) for the first quarter of 2001 to NIS 6.7 million (US$ 1.4 million) for the first quarter of 2002.

Mr. Holtzman concluded: "Looking forward we aim at a smooth migration of our costumer base into high-end lucrative broadband services. We believe this will support our leading position in the access space while growing our cash-flow from operations resulting in enhanced shareholder value."

About Internet Gold

Internet Gold is a leading Internet service provider in Israel in number of subscribers based on recent surveys. The Company provides a wide array of Internet services tailored to meet the needs of the residential and business subscribers, including Internet access and related value-added services, as well as content through portals. The Company is the leading portal in Israel through its MSN Israel joint venture with Microsoft Corp. and, through its e-commerce joint venture, Gold Trade, a leading e- commerce provider in Israel. The Company provides access through a nationwide network with 10 points of presence, allowing the entire Israeli population to access the Internet with a local telephone call. Additional information about Internet Gold is available at http://www.igld.com .

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

Consolidated Balance Sheets
Adjusted to NIS of March 2002
(In thousands)

(Unaudited)	March 31 2002 (Unaudited)	March 31 2001 (Unaudited)	December 31 2001	Convenience translation into US Dollars March 31 2002 (Unaudited)
Current assets				
Cash and cash equivalents	87,563	91,352	85,841	18,758
Trade receivables, net	28,658	50,543	41,305	6,138
Other receivables	12,907	12,889	12,441	2,765
Inventory	--	9,043	7,380	--
Total current assets	129,128	163,827	146,967	27,661
Investments				
Long-term investments	4,071	5,547	4,071	872
Minority interest in a subsidiary	--	9,979	16,232	--
Long-term loans	4,401	4,701	4,434	943
	8,472	20,227	24,737	1,815
Property and equipment, net	29,807	48,962	45,775	6,386
Other assets and deferred charges	1,250	16,071	10,890	268
Total assets	168,657	249,087	228,369	36,130
Current liabilities				
Short-term bank loans	30,170	71,209	71,277	6,463
Accounts payable	22,790	43,850	36,474	4,882
Other payables	15,571	23,922	19,245	3,336
Total current liabilities	68,531	138,981	126,996	14,681
Long-term liabilities				
Long-term loans	2,416	11,739	14,671	518
Deferred revenues	539	3,353	552	115
Liability for termination of employer-employee relations, net	3,917	3,824	4,046	839
Company's share in excess of liabilities over assets in investees	6,008	--	--	1,287
Total long-term liabilities	12,880	18,916	19,269	2,759
Minority interest in a subsidiary	51	--	--	11
Shareholders' equity				
Ordinary shares	194	194	194	42

1093543.1

Additional paid in capital	210,669	210,669	210,669	45,130
Accumulated deficit	(123,668)	(119,673)	(128,759)	(26,493)
Total shareholders' equity	87,195	91,190	82,104	18,679
Total liabilities and shareholders' equity	168,657	249,087	228,369	36,130

Internet Gold - Golden Lines Ltd.
Consolidated Statements of Operations
Adjusted to NIS of March 2002
(In thousands)

	Period ended March 31 2002 (Unaudited)	Period ended March 31 2001 (Unaudited)	Year ended December 31 2001 (Unaudited)	Convenience translation into US Dollars March 31 2002 (Unaudited)
Revenues	43,585	60,370	226,327	9,337
Costs and expenses:				
Cost of revenues	25,393	43,458	146,351	5,440
Selling and marketing expenses	8,664	19,859	65,442	1,856
General and administrative expenses	6,691	14,778	46,260	1,433
Total costs and expenses	40,748	78,095	258,053	8,729
Income (Loss) from operations	2,837	(17,725)	(31,726)	608
Financing income, net	3,440	3,162	3,965	737
Other expenses, net	(19)	(446)	(2,285)	(4)
Net Income (Loss)after financing expenses	6,258	(15,009)	(30,046)	1,341
Company's share in net loss of investees	1,167	366	668	250
Minority interest in loss of a subsidiary	--	(3,694)	(9,947)	--
Net Income (Loss)	5,091	(11,681)	(20,767)	1,091
Income (Loss) per share				
Net Income (Loss) per NIS 0.01 par value of shares (in NIS)	NIS 0.28	NIS (0.63)	NIS (1.13)	$0.06

Weighted average number of shares outstanding (in thousands)	18,432	18,432	18,432	18,432

CONTACT: Ms. Idit Azulay of Internet Gold, +972-3-9399-848, or idita@zahav.net.il

SOURCE: Internet Gold

1093543.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By /s/Eli Holtzman
Name: Eli Holtzman
Title: Chief Executive Officer

Date: May 9, 2002